SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

Notification of Conference Participation

- Morgan Stanley Korea Corporate Day

1) Period	: June 14, 2010

2) Venue	: Morgan Stanley Canary Wharf, London

3) Method	: Group Meeting, One-on-One Meeting

4) Objective	: To participate in ‘Morgan Stanley Korea corporate Day’

5) Participant	: Foreign institutional investors

6) Sponsors	: Morgan Stanley & Co. International plc Seoul Branch

7) Subject	: Q1 ’10 earnings results and Q&A

- 2010 Woori Korea Conference

1) Period	: June 17-18, 2010

2) Venue	: The Renaissance Chancery Court Hotel, London

3) Method	: Group Meeting, One-on-One Meeting

4) Objective	: To participate in ‘2010 Woori Korea Conference’

5) Participant	: Foreign institutional investors

6) Sponsors	: Woori Investment and securities

7) Subject	: Q1 ’10 earnings results and Q&A

- UBS Korea Conference 2010

1) Period	: June 21-22, 2010

2) Venue	: Grand Hyatt Hotel, Seoul

3) Method	: Group Meeting, One-on-One Meeting

4) Objective	: To participate in ‘UBS Korea Conference 2010’

5) Participant	: Domestic/Foreign institutional investors

6) Sponsors	: UBS Securities

7) Subject	: Q1 ’10 earnings results and Q&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: June 11, 2010	By:	/s/ Anthony Moon
(Signature)

	Name:	Anthony Moon
	Title:	Vice President / IR Department